Morgan Stanley Mid Cap Growth Fund
522 Fifth Avenue
New York, NY 10036
January 27, 2010
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley Mid Cap Growth Fund (File No. 2-81151; 811-3639)
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Mid Cap Growth Fund (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2009 incorporating changes to the Prospectus and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 33 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about January 27, 2010.
GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.
Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.
COMMENTS TO THE PROSPECTUS

Comment 2.	Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.
Response 2. The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary — Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.
Response 3. This line item is not applicable to the Fund at this time.
Comment 4.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the footnotes following the Fee Table and the Average Annual Total Return table are required or permitted by the Form.
Response 4. Footnote 5 to the Fee Table, disclosing the maximum possible amount of the 12b-1 fee that each class may incur, has been deleted. We believe that the remaining footnotes are either specifically permitted by Form N-1A or are explanatory in nature and do not alter or add to the disclosure permitted in either the Fee Table or the Average Annual Total Return Table.
Comment 5.	In the first paragraph in the section titled “Principal Investment Strategies,” the disclosure indicates that derivative instruments will be counted towards the Fund’s 80% investment policy to the extent that the derivatives in which the Fund invests have “economic characteristics” similar to the securities included within that policy. Please explain what economic considerations are analyzed in making this determination.
Response 5. In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its 80% “names rule” basket if it has economic characteristics similar to the securities included in that basket. See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from derivatives towards its “names rule” basket only if the exposure has economic characteristics similar to common stocks and other equity securities of medium capitalization companies.
Comment 6.	If the Fund’s investments in depositary receipts includes unsponsored depositary receipts, include appropriate risk disclosure.
Response 6. Risk disclosure relating to unsponsored depositary receipts is included in the section entitled “Principal Risks—Foreign and Emerging Market Securities.”
Comment 7.	If the convertible securities in which the Fund may invest may be rated below investment grade, please disclose this in the Principal Investment Strategy section.
Response 7. While the Fund is permitted to invest up to 5% of its net assets in convertible securities that are rated below investment grade (commonly known as “junk bonds”), such investing is not a “principal investment strategy” of the Fund as that term is defined in Item 4 of Form N-1A, and, therefore, we believe this disclosure is appropriately placed in the SAI only.

Comment 8.	The sections entitled “Principal Investment Strategies” and “Principal Risks” includes disclosure regarding swaps. Please include disclosure regarding credit default swaps if the Fund can invest in such instruments.
Response 8. The Fund does not invest in credit default swaps.
Comment 9.	Disclosure in the section entitled “Principal Investment Strategies” states that “The Investment Adviser seeks to invest in high quality companies...” Please confirm whether this refers to companies that carry a rating in the top two ratings categories by Standard & Poor’s Rating Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), or by Moody’s Investors Service, Inc. (“Moody’s”).
Response 9. The quality of a company in which the Fund invests is determined by the investment adviser’s investment process and by proprietary criteria of the investment adviser, and is not determined by the ratings of S&P and Moody’s.
Comment 10.	The section entitled “Principal Risks” includes a risk factor entitled “Small and Medium Capitalization Companies.” Please confirm whether the Fund invests at least 80% of its assets in medium capitalization companies and if so, consider whether principal risk disclosure regarding small capitalization companies is appropriate.
Response 10. The Fund’s 80% policy is to invest in common stocks and other equity securities of medium capitalization companies. The Fund is in compliance with this policy. The Fund may also make investments in small capitalization companies and the Fund believes that the risks associated with both small and medium capitalization companies are sufficiently similar to be included in the same risk factor.
Comment 11.	In the discussion of the risks associated with investments in initial public offerings (“IPOs”), consider including disclosure to the effect that as the Fund grows, risk associated with investments in IPOs becomes smaller.
Response 11. The Fund respectfully acknowledges this comment, however, the Fund believes that the risk factor as currently drafted continues to describe the risks associated with the Fund’s investments in IPOs.
Comment 12.	If the U.S. Government securities in which the Fund may invest include those issued by the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), please insert updated risk disclosure relating to the securities issued by these entities.
Response 12. Risk disclosure relating to securities issued by Fannie Mae or Freddie Mac has been added to the Statement of Additional Information. As investing in these types of securities is not a “principal investment strategy” of the Fund as that term is defined in Item 4 of Form N-1A, we believe this is the appropriate place for this disclosure.
Comment 13.	The disclosure in the section titled “Fund Summary—Investment Adviser and Sub-Advisers” states that the Growth team manages the Fund. Please confirm that every member of the team manages the Fund, otherwise please revise the disclosure.
Response 13. The Fund is managed by some, but not all, members of the Growth team. The disclosure in this section has been revised to state, “The Fund is managed by members of the Growth team.”
COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION
Comment 14.	With respect to Investment Restriction #6 regarding the issuance of senior securities, consider adding explanatory language following the restrictions that states clearly the Fund’s policy regarding the issuance of senior securities.
Response 14. An explanation of the Fund’s policy regarding the issuance of senior securities is included in the section of the Statement of Additional Information entitled “Description of the Fund and its Investments and Risks—Investment Strategies and Risks—Borrowing.”
Comment 15.	In the description of the Investment Company Securities in which the Fund may invest, the disclosure indicates that these may include securities of unregistered investment companies. If these include hedge funds, please add this to the disclosure.
Response 15. The Fund does not invest in hedge funds.
     As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6984 (tel) or (646) 452-4831 (fax). Thank you.
Best regards,
/s/ Eric Griffith
Eric Griffith